04019633

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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SEC FILE NUMBER
8-46721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 09/30/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Merrimac Corporate Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1855 West State Road 434, Suite 280
(No. and Street)

Longwood (City) Florida (State) 32750 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED NOV 29 2004 WASH, D.C. 181

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Thomes (407) 571-5600 x173
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Cuthill & Eddy LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED DEC 10 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Mark Thomes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merrimac Corporate Securities, Inc.,

as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

LORNA H. BENALLY
MY COMMISSION # DD 287992
EXPIRES: March 21, 2008
Bonded Thru Budget Notary Services

Signature

Chief Financial Officer

Title

Notary Public

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditors' Report

Board of Directors
Merrimac Corporate Securities, Inc.
Longwood, Florida

We have audited the accompanying statement of financial condition of Merrimac Corporate Securities, Inc. as of September 30, 2004, and the related statements of loss, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Merrimac Corporate Securities, Inc. as of September 30, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of September 30, 2004, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Cuthill & Eddy LLC

November 10, 2004

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$ 30,555
Deposit with clearing broker	22,538
Commissions receivable	141,820
Employee receivable	2,427
	$ 197,340

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 179,833
Stockholder's equity:	
Common stock, no par value, authorized, issued and outstanding 300 shares	54,253
Deficit	(36,746)
	17,507
	$ 197,340

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF LOSS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

Revenues:	
Commission income	$2,245,235
Other income	71,000
	2,316,235
Expenses:	
Commissions and trading participation	1,786,566
Clearing fees	158,933
Professional fees	16,185
Licenses and registrations	27,648
Payroll taxes	57,279
Telephone and communications	66,230
Other operating expenses	227,759
	2,340,600
Net loss	$ 24,365

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED SEPTEMBER 30, 2004

	Common Stock		
	Shares	Amount	Deficit
Balances, October 1, 2003	300	$ 44,253	$ (12,381)
Capital contributions	-	10,000	-
Net loss for the year ended September 30, 2004	-	-	(24,365)
Balances, September 30, 2004	300	$ 54,253	$ (36,746)

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

Cash flows from operating activities:	
Net loss	$ (24,365)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Interest reinvested in deposit with clearing broker	(33)
Changes in operating assets and liabilities:	
Increase in commission receivable	(141,820)
Increase in employee receivable	(2,427)
Increase in accounts payable and accrued expenses	179,193
Total adjustments	34,913
Net cash provided by operating activities	10,548
Cash flows from financing activities:	
Capital contributions and net cash provided by financing activities	10,000
Net increase in cash and cash equivalents	20,548
Cash and cash equivalents at beginning of year	10,007
Cash and cash equivalents at end of year	$ 30,555

See notes to financial statements.

MERRIMAC CORPORATE SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

1. Nature of operations and summary of significant accounting policies:

Nature of operations:

Merrimac Corporate Securities, Inc. (the "Company") was incorporated in New Hampshire on October 21, 1993 for the purpose of conducting business as a broker/dealer in securities. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD).

The Company has a clearing agreement with a third-party reintroducing broker, Penson Financial Services, Inc., on a fully disclosed basis. Therefore, the Company does not carry securities accounts for customers or perform custodial functions.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Cash and cash equivalents:

Cash and cash equivalents generally include money market funds.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities and Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Income taxes:

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. In estimating future tax consequences, the Company considers all expected future events other than enactments of changes in the tax law or rates. Changes in tax laws or rates will be recognized in the year in which they occur. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Advertising costs:

Advertising costs are expensed as incurred.

2. Income taxes:

The Company's deferred tax assets of approximately $7,600 consist principally of the tax effect of federal net operating loss carryforwards of approximately $39,000, which expire in 2018 through 2024. The Company had recorded a full valuation allowance against the net asset due primarily to the limitations applied by Internal Revenue Service Code Section 382.

2. Income taxes – continued:

There is no current income tax expense for the year ended September 30, 2004 due to the net loss.

3. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At September 30, 2004, the Company had excess net capital of $3,091 and a net capital ratio of 11.93.

4. Related party transactions:

During the course of the year, the Company entered into a branch licensee agreement with the stockholder. Under this agreement, the stockholder will conduct its business as a securities broker solely through the Company. The stockholder receives 97.5% of its commission revenue after deducting any costs advanced by the Company for the execution of trades, such as clearing charges. For the year ended September 30, 2004 branch licensee fees of approximately $252,000 have been paid to the stockholder. This amount appears in the accompanying statement of loss as commissions and trading participation expense.

Reimbursements of approximately $36,000 were paid to an affiliate of the Company for various operating expenses paid by the affiliate during the year.

Investment advisory fees of approximately $39,900 were made to another affiliate during the year ended September 30, 2004. These fees appear in the accompanying statement of loss as telephone and communications expense.

During the course of the year there was an increase in customer accounts due to customers switching from a related broker/dealer in securities.

During the year ended September 30, 2004 the Company subcontracted registered representatives from the related broker/dealer in securities mentioned previously. The total subcontracted labor was approximately $501,000 for the year ended September 30, 2004 and appears in the accompanying statement of loss as commissions and trading participation expense.

5. Supplemental disclosures of cash information:

Cash was paid during the year for:

Interest	$ -0-
Income taxes	$ -0-

6. Subsequent event:

In November 2004 the Company was named a defendant in a claim filed by a customer. Due to the early stage of this claim, the Company has not obtained outside counsel at this time. The Company believes there is a remote possibility that its assets will be impaired or that a liability will be recorded due to this claim and intends to vigorously defend itself. Therefore, no amounts have been accrued as of September 30, 2004 relative to these claims.

MERRIMAC CORPORATE SECURITIES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

FOR THE YEAR ENDED SEPTEMBER 30, 2004

Net capital	
Total stockholder's equity	$ 17,507
Deductions:	
Nonallowable assets:	
Employee receivable	(2,427)
Net capital	$ 15,080
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of September 30, 2004)	
Net capital, as reported in Company's Part II FOCUS report	$ 41,999
Adjustment:	
Inclusion of commissions receivable under 30 days old	(26,919)
Net capital	$ 15,080

MERRIMAC CORPORATE SECURITIES, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS

FOR THE YEAR ENDED SEPTEMBER 30, 2004

Aggregate indebtedness:	
Accounts payable and aggregate indebtedness	$ 179,833
Ratio of aggregate indebtedness to net capital	11.93

Carson L. Eddy
Victor J. Incinelli
Harry E. Harp
Todd Hitchins

Cuthill & Eddy LLC
CERTIFIED PUBLIC ACCOUNTANTS
Limited Liability Company

Independent Auditors' Report On Internal Control Structure Required By Sec Rule 17A-5

Board of Directors
Merrimac Corporate Securities, Inc.
Longwood, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Merrimac Corporate Securities, Inc. (the "Company") for the year ended September 30, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examination, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1031 W. MORSE BLVD., SUITE 200, WINTER PARK, FL 32789-3738 • PHONE (407) 644-7455 • FAX (407) 628-5277
ceddy@cuthilleddy.com • www.cuthilleddy.com
Division for CPA Firms American Institute of Certified Public Accountants Florida Institute of Certified Public Accountants
Member of IA International With Correspondent Offices in Principal Cities Of The World

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of Merrimac Corporate Securities, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal control and that, alternatively, greater reliance must be place on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

November 10, 2004